SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                           SCHEDULE 13E-4

                     ISSUER TENDER OFFER STATEMENT
    (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                MUNICIPAL MORTGAGE AND EQUITY, L.L.C.
                         (Name of Issuer)

                MUNICIPAL MORTGAGE AND EQUITY, L.L.C.
                (Name of Person(s) Filing Statement)

                     Series I Preferred Shares
                    Series II Preferred Shares
          Series I Preferred Capital Distribution Shares
          Series II Preferred Capital Distribution Shares
                   (Title of Class of Securities)

               Series I Preferred Shares - 62624B200
               Series II Preferred Shares - 62624B408
     Series I Preferred Capital Distribution Shares - 62624B309
     Series II Preferred Capital Distribution Shares - 62624B507
                 (CUSIP Number of Class of Securities)

                      Mark K. Joseph
       Chief Executive Officer and Chief Financial Officer
            Municipal Mortgage and Equity, L.L.C.
             218 North Charles Street, Suite 500
                 Baltimore, Maryland 21201
                     (410) 962-8044

  (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications on Behalf of Person(s) Filing Statement)

               Frank R. Goldstein, Esquire
                   Brown & Wood LLP
             815 Connecticut Avenue, N.W.
                Washington, D.C. 20006
                   (202) 973-0600

                  November 26, 1997
         (Date Tender Offer First Published,
         Sent or Given to Security Holders)

             Calculation of Filing Fee

Transaction Valuation*                     Amount of Filing Fee
    $4,211,517                                    $842.30

  * The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing for $4,211,517 the securities offered to be purchased. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  INTRODUCTORY STATEMENT

  This Schedule 13E-4 relates to an offer (the "Offer") by Municipal Mortgage and Equity, L.L.C., a Delaware limited liability company ("MuniMae"), to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated November
26, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), up to 20% of the issued and outstanding shares of the following classes of limited liability interests of MuniMae:
Series I Preferred Shares, Series II Preferred Shares, Series I Preferred Capital Distribution ("CD") Shares and Series II Preferred CD Shares. MuniMae is offering to purchase 3,266 Series I Preferred Shares, 1,528 Series II Preferred Shares, 1,782 Series I Preferred CD Shares and 762 Series II Preferred CD Shares. Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits 99(a)(1) and 99(a)(2) attached hereto.

  The following is a cross-reference sheet pursuant to General
Instruction B of Schedule 13E-4  showing the location in MuniMae's
Offer to Purchase, submitted herewith as Exhibit 99(a)(1), of the information required by Schedule 13E-4. All of the information contained under the below-referenced captions of the Offer to Purchase is hereby incorporated by reference.

Schedule 13E-4 Item and Caption

Item 1.     SECURITY AND ISSUER

(a) The information set forth in the sections of the Offer to Purchase entitled "Special Notice" and "MuniMae" is incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Purchase entitled "Special Notice," "Price; Number of Preferred Shares" and "Source and Amount of Funds" is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled "Price; Number of Preferred Shares" is incorporated herein by reference.

(d)         Inapplicable.

Item 2. SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION

(a) The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

(b)         None.

Item 3.     PURPOSE OF THE TENDER OFFER AND PLANS
            OR PROPOSALS OF THE ISSUER OR AFFILIATE


(a) The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer" and "Certain Effects of the Offer" is incorporated herein by reference.

(b)         None.

(c)         None.

(d)         Inapplicable.

(e) The information set forth in the section of the Offer to Purchase entitled "Certain Effects of the Offer" is incorporated herein by reference.

(f)-(j)     Inapplicable.


Item 4.     INTEREST IN SECURITIES OF THE ISSUER

  The information set forth in the section of the Offer to Purchase entitled "Certain Important Considerations" is incorporated herein by reference.

Item 5.     CONTRACTS, ARRANGEMENTS
            UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO THE ISSUER'S SECURITIES


  None.

Item 6.     PERSONS RETAINED, EMPLOYED OR TO BE
            COMPENSATED

  The information set forth in the section of the Offer to Purchase entitled "The Transfer Agent" is incorporated herein by reference.

Item 7.     FINANCIAL INFORMATION

(a) The information set forth in the sections of the Offer to Purchase entitled "Available Information;
            Incorporation by Reference" and "Selected Financial
            Information" is incorporated herein by reference.

(b)         Inapplicable.

Item 8. ADDITIONAL INFORMATION

(a)         None.

(b) None, except for compliance with the Exchange Act and the rules and regulations promulgated thereunder and compliance with applicable requirements of state securities or "blue sky" laws.

(c)         Inapplicable.

(d)         None.

(e) Reference is hereby made to the exhibits hereto which are incorporated in their entirety herein by reference.

Item 9.     MATERIAL TO BE FILED AS EXHIBITS

99(a)(1)  Offer to Purchase.

99(a)(2)  Letter of Transmittal.

            (b)-(f)       Inapplicable.

                              SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Municipal Mortgage and Equity, L.L.C.

                                   By:    /s/  Mark K. Joseph
                                   Name:  Mark K. Joseph
                                   Title: Chairman and CEO

Dated:  November 26, 1997

                          EXHIBIT INDEX


         The following exhibits are filed as part of this Issuer Tender Offer Statement.


Exhibit
No.                 Description

99(a)(1)            Offer to Purchase (including Selected Financial
                    Information)

99(a)(2)            Letter of Transmittal

                                                     Exhibit 99 (a)(1)

                           SPECIAL NOTICE

                     REGARDING OFFERS TO PURCHASE YOUR
                        SERIES I PREFERRED SHARES

                                     November 26, 1997

Dear Series I Preferred Shareholder:

  You may be receiving shortly, if you have not already received, a tender offer from Sierra Fund 3 to purchase your Series I Preferred Shares in Municipal Mortgage and Equity, L.L.C. ("MuniMae"). This offer, which was unsolicited by MuniMae, offers to purchase up to 4.9% of the outstanding shares of Series I Preferred Shares for the purchase price listed in the table below. This table also lists the percentage of September 30, 1997 book value of the Series I Preferred Shares that Sierra Fund 3's offering price constitutes.


Sierra Fund 3 Offer:           Offer Price    Book Value

 Series I Preferred Shares:       $400         53.92%


                  WE RECOMMEND AGAINST ACCEPTING THE
                          SIERRA FUND 3 OFFER

  If you would like to liquidate your Series I Preferred Shares at this time, the enclosed Offer to Purchase describes an offer by MuniMae to purchase up to 3,266 (20% of the outstanding shares) of the Series I Preferred Shares for the following price and percentage of the September 30, 1997 book value.


MuniMae Offer:                Offer Price       Book Value
 Series I Preferred Shares:      $593.43         80%


  Since each investor's situation is unique, we are not making a specific recommendation as to whether you accept or reject MuniMae's offer.
You should evaluate all offers in light of your particular situation and investment goals. In addition, you should read carefully the information contained in this Offer to Purchase.

  This offer will remain in effect until December 26, 1997, and MuniMae will purchase up to 3,266 shares of the Series I Preferred
Shares tendered by midnight on that date. If you wish to tender your Series I Preferred Shares, please complete, sign and enclose the Letter of Transmittal and send it along with your certificate(s) to MuniMae's transfer agent, Registrar and Transfer Company, at the address indicated below. No transfer or broker fees will be payable in connection with the transfer of your Series I Preferred Shares to MuniMae.


                                     Sincerely,

                                     Mark K. Joseph
                                     Chairman and CEO


            The date of this offer is November 26, 1997.
               It will expire on December 26, 1997.

           The address of MuniMae's transfer agent is:

                 Registrar and Transfer Company
                       10 Commerce Drive
                  Cranford, New Jersey  07016
                         (800) 368-5948

  If you have any questions or would like to review your options, please contact MuniMae Investor Relations toll free at 888-788-3863.


                 Municipal Mortgage and Equity, L.L.C.
                        218 N. Charles Street
                           Suite 500
                      Baltimore, MD  21201

                           SPECIAL NOTICE

                    REGARDING OFFERS TO PURCHASE YOUR
                       SERIES II PREFERRED SHARES

                                     November 26,1997

Dear Series II Preferred Shareholder:

  You may be receiving shortly, if you have not already received, a tender offer from Sierra Fund 3 to purchase your Series II Preferred
Shares in Municipal Mortgage and Equity, L.L.C. ("MuniMae"). This offer, which was unsolicited by MuniMae, offers to purchase up to 4.9% of the outstanding shares of Series II Preferred Shares for the purchase price listed in the table below. This table also lists the percentage of the September 30, 1997 book value of the Series II Preferred Shares that
Sierra Fund 3's offering price constitutes.


Sierra Fund 3 Offer:             Offer Price         Book Value
 Series II Preferred Shares:      $450                50.58%


                  WE RECOMMEND AGAINST ACCEPTING THE
                         SIERRA FUND 3 OFFER

  If you would like to liquidate your Series II Preferred Shares at this time, the enclosed Offer to Purchase describes an offer by MuniMae to purchase up to 1,528 shares (20% of the outstanding shares) of the Series II Preferred Shares for the following price and percentage of the September 30, 1997 book value.


MuniMae Offer:                   Offer Price         Book Value
 Series II Preferred Shares:      $711.77              80%


  Since each investor's situation is unique, we are not making a specific recommendation as to whether you accept or reject MuniMae's offer.
You should evaluate all offers in light of your particular situation and investment goals. In addition, you should read carefully the information contained in this Offer to Purchase.

  This offer will remain in effect until December 26, 1997, and MuniMae will purchase up to 1,528 shares of the Series II Preferred
Shares tendered by midnight on that date. If you wish to tender your Series II Preferred Shares, please complete, sign and enclose the Letter of Transmittal and send it along with your certificate(s) to MuniMae's transfer agent, Registrar and Transfer Company, at the address indicated below. No transfer or broker fees will be payable in connection with the transfer of your Series II Preferred Shares to MuniMae.


                                     Sincerely,

                                     Mark K. Joseph
                                     Chairman and CEO


             The date of this offer is November 26, 1997.
                 It will expire on December 26, 1997.

             The address of MuniMae's transfer agent is:

                    Registrar and Transfer Company
                          10 Commerce Drive
                     Cranford, New Jersey  07016
                           (800) 368-5948

  If you have any questions or would like to review your options, please contact MuniMae Investor Relations toll free at 888-788-3863.

                 Municipal Mortgage and Equity, L.L.C.
                       218 N. Charles Street
                            Suite 500
                        Baltimore, MD  21201

                         SPECIAL NOTICE

                  REGARDING OFFERS TO PURCHASE YOUR
                    SERIES I PREFERRED CD SHARES

                                     November 26, 1997

Dear Series I Preferred CD Shareholder:

  You may be receiving shortly, if you have not already received, a tender offer from Sierra Fund 3 to purchase your Series I Preferred CD
Shares in Municipal Mortgage and Equity, L.L.C. ("MuniMae"). This offer, which was unsolicited by MuniMae, offers to purchase up to 4.9% of the outstanding shares of Series II Preferred Shares for the purchase price listed in the table below. This table also lists the percentage of the September 30, 1997 book value of the Series I Preferred CD Shares that
Sierra Fund 3's offering price constitutes.


Sierra Fund 3 Offer:              Offer Price     Book Value
 Series I Preferred CD Shares:     $325            57.94%


                WE RECOMMEND AGAINST ACCEPTING THE
                       SIERRA FUND 3 OFFER

  If you would like to liquidate your Series I Preferred CD Shares at this time, the enclosed Offer to Purchase describes an offer by MuniMae to purchase up to 1,782 shares (20% of the outstanding shares) of the Series I Preferred CD Shares for the following price and percentage of the September 30, 1997 book value.


MuniMae Offer:                  Offer Price         Book Value
 Series I Preferred CD Shares:   $448.77             80%


  Since each investor's situation is unique, we are not making a specific recommendation as to whether you accept or reject MuniMae's offer.
You should evaluate all offers in light of your particular situation and investment goals. In addition, you should read carefully the information contained in this Offer to Purchase.

  This offer will remain in effect until December 26, 1997, and MuniMae will purchase up to 1,728 shares of the Series I Preferred CD Shares tendered by midnight on that date. If you wish to tender your Series I Preferred CD Shares, please complete, sign and enclose the Letter of Transmittal and send it along with your certificate(s) to MuniMae's transfer agent, Registrar and Transfer Company, at the address indicated below. No transfer or broker fees will be payable in connection with the transfer of your Series I Preferred CD Shares to MuniMae.


                                     Sincerely,

                                     Mark K. Joseph
                                     Chairman and CEO


               The date of this offer is November 26, 1997.
                  It will expire on December 26, 1997.

               The address of MuniMae's transfer agent is:

                       Registrar and Transfer Company
                             10 Commerce Drive
                        Cranford, New Jersey  07016
                            (800) 368-5948

  If you have any questions or would like to review your options, please contact MuniMae Investor Relations toll free at 888-788-3863.

                   Municipal Mortgage and Equity, L.L.C.
                          218 N. Charles Street
                              Suite 500
                          Baltimore, MD  21201

                            SPECIAL NOTICE

                   REGARDING OFFERS TO PURCHASE YOUR
                    SERIES II PREFERRED CD SHARES

                                     November 26, 1997

Dear Series II Preferred CD Shareholder:

  You may be receiving shortly, if you have not already received, a tender offer from Sierra Fund 3 to purchase your Series II Preferred CD Shares in Municipal Mortgage and Equity, L.L.C. ("MuniMae"). This offer, which was unsolicited by MuniMae, offers to purchase up to 4.9% of the outstanding shares of Series II Preferred Shares for the purchase price listed in the table below. This table also lists the percentage of the September 30, 1997 book value of the Series II Preferred CD Shares that Sierra Fund 3's offering price constitutes.


Sierra Fund 3 Offer:            Offer Price          Book Value
 Series II Preferred CD Shares:  $375                 59.21%


                 WE RECOMMEND AGAINST ACCEPTING THE
                        SIERRA FUND 3 OFFER

  If you would like to liquidate your Series II Preferred CD Shares at this time, the enclosed Offer to Purchase describes an offer by MuniMae to purchase up to 762 shares (20% of the outstanding shares) of the Series II Preferred CD Shares for the following price and percentage of the September 30, 1997 book value.


MuniMae Offer:                    Offer Price          Book Value
 Series II Preferred CD Shares:    $506.67              80%


  Since each investor's situation is unique, we are not making a specific recommendation as to whether you accept or reject MuniMae's offer.
You should evaluate all offers in light of your particular situation and investment goals. In addition, you should read carefully the information contained in this Offer to Purchase.

  This offer will remain in effect until December 26, 1997, and MuniMae will purchase up to 762 shares of the Series II Preferred CD Shares tendered by midnight on that date. If you wish to tender your Series II Preferred CD Shares, please complete, sign and enclose the Letter of Transmittal and send it along with your certificate(s) to MuniMae's transfer agent, Registrar and Transfer Company, at the address indicated below. No transfer or broker fees will be payable in connection with the transfer of your Series II Preferred CD Shares to MuniMae.


                                     Sincerely,

                                     Mark K. Joseph
                                     Chairman and CEO


             The date of this offer is November 26, 1997.
                 It will expire on December 26, 1997.

              The address of MuniMae's transfer agent is:

                     Registrar and Transfer Company
                         10 Commerce Drive
                     Cranford, New Jersey  07016
                         (800) 368-5948

  If you have any questions or would like to review your options, please contact MuniMae Investor Relations toll free at 888-788-3863.

                  Municipal Mortgage and Equity, L.L.C.
                         218 N. Charles Street
                              Suite 500
                         Baltimore, MD  21201

                      OFFER TO PURCHASE FOR CASH
                           TWENTY PERCENT
                               OF THE
                   ISSUED AND OUTSTANDING SHARES OF

    the following classes of limited liability interest of Municipal Mortgage and Equity, L.L.C.

                     Series I Preferred Shares
                    Series II Preferred shares
                   Series I Preferred CD Shares
                  Series II Preferred CD Shares
                (collectively, the "Preferred Shares")

THE OFFER, PRORATION PERIOD AND THE WITHDRAWAL
RIGHTS WILL EXPIRE AT MIDNIGHT, EASTERN TIME, ON
FRIDAY, DECEMBER 26, 1997, UNLESS EXTENDED.

To the Holders of Shares of
MuniMae's Preferred Shares:

  As of November 26, 1997, (the "Commencement Date") MuniMae is offering to purchase up to 3,266 Series I Preferred Shares, 1,528 Series II Preferred Shares, 1,782 Series I Preferred CD Shares and 762 Series II Preferred CD Shares (each such number of shares, the "Designated
Number") for cash at the following prices:

       MuniMae Offer                      Offer Price

       Series I Preferred Shares:                $593.43
       Series II Preferred Shares:               $711.77
       Series I Preferred CD Shares:             $448.77
       Series II Preferred CD Shares:            $506.67

  MuniMae will purchase the Designated Number of each class of Preferred Shares on December 26, 1997 (the "Initial Expiration Date"), unless extended, upon the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal which together constitute the "Offer." The later of the Initial Expiration Date or the latest time and date to which an Offer is extended is hereinafter called the "Expiration Date".

  If more than the Designated Number of Preferred Shares of a class of Preferred Shares are duly tendered prior to the Expiration Date and not withdrawn, subject to the condition that there have been no changes in the factors originally considered by MuniMae when it determined to make the Offer, MuniMae will either (1) extend the Offer period, if necessary, and increase the number of Preferred Shares that MuniMae is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Preferred Shares tendered as well as any Preferred Shares tendered during the extended Offer period or (2) purchase the Designated Number (or such larger number of Preferred Shares sought) of the Preferred Shares tendered on a pro rata basis.

  MuniMae does not make any recommendation to any holder of a class of Preferred Shares (the "Preferred Shareholders") as to whether to tender or refrain from tendering such holder's Preferred Shares. Each Preferred Shareholder must make an independent decision whether to tender their Preferred Shares. No person has been authorized to make any recommendation on behalf of MuniMae as to whether Preferred Shareholders should tender Preferred Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied upon as having been authorized by MuniMae.

  Any questions, requests for assistance and requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to Municipal Mortgage and Equity, L.L.C., 218 North Charles Street, Suite 500, Baltimore, Maryland 21201, Attention: Derek Cole,
(888) 788-3863.

                             MUNIMAE

  MuniMae is a Delaware limited liability company that originates, invests in and services tax-exempt mortgage revenue bonds issued by state and local government authorities to finance multifamily housing developments secured by nonrecourse first mortgage loans on the underlying properties. MuniMae was organized in July 1996 and is the successor to the business of SCA Tax Exempt Fund Limited Partnership, which was merged (the "Merger") into MuniMae effective August 1, 1996. At September 30, 1997, MuniMae owned a portfolio of 36 bonds, bond related investments and other investments, of which 24 bonds enable MuniMae to participate in the appreciation of the underlying multifamily housing apartments on a tax exempt basis. The bonds and other bond related investments in MuniMae's portfolio are backed primarily by garden apartments.

  The principal executive offices of MuniMae are located at 218 North Charles Street, Suite 500, Baltimore, Maryland 21201, and its telephone number at that location is (410) 962-8044.

 AVAILABLE INFORMATION; INCORPORATION BY REFERENCE

  MuniMae is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Commission. Such reports, proxy statements, and other information filed with the Commission, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West -Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. MuniMae files its reports, proxy statements, and other information with the Commission electronically. The Commission maintains a Web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. MuniMae's Growth Shares are listed on the American Stock Exchange, and reports, proxy statements and other information concerning MuniMae can be inspected and copied at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

The following documents, which have been filed by MuniMae (File No. 1-11981) with the Commission under the Exchange Act, are incorporated herein by reference:

  (1) MuniMae's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.
  (2) MuniMae's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.
  (3) MuniMae's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997.
  (4) MuniMae's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997.

  All documents filed by MuniMae pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer and prior to its termination shall be deemed to be incorporated by reference in this Offer and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Offer to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer.

  MuniMae will furnish without charge to each person, including any beneficial owner, to whom this Offer is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this Offer or into such other documents. Requests for documents should be directed to Municipal Mortgage and Equity, L.L.C., 218 North Charles Street, Suite 500, Baltimore, Maryland 21201, Attention: Derek Cole, (410) 962-8044.


               THE OFFER TO PURCHASE

     1. Price; Number of Preferred Shares. MuniMae will, upon the terms and subject to the conditions herein purchase up to the Designated
Numbers of each of its issued and outstanding class of Preferred Shares which are tendered and not withdrawn prior to the Expiration Date, unless it determines to accept none of them. The purchase price of each class of the Preferred Shares will be 80% of the September 30, 1997 book value of each class. MuniMae reserves the right to extend or terminate its Offer (See Section 10).

  The book value per share at September 30, 1997 for each class of Preferred Shares was determined by dividing (a) the sum of (i) the total equity allocable to the respective class of Preferred Shares depicted on the September 30, 1997 balance sheet and (ii) the net unrealized gains on mortgage revenue bonds and other bond related investments available for sale depicted on the September 30, 1997 balance sheet allocable to that respective class of Preferred Shares by (b) the number of shares issued and outstanding for that respective class of Preferred Shares.

  As of November 25, 1997, there were the following number of Preferred Shares issued and outstanding: 16,329 Series I Preferred Shares; 7,637 Series II Preferred Shares; 8,909 Series I Preferred CD Shares; and 3,809 Series II Preferred CD Shares. As of November 25, 1997, there were the following number of shareholders of the Preferred
Shares: 949 Series I Preferred Shares; 402 Series II Preferred Shares; 479 Series I Preferred CD Shares; and 221 Series II Preferred CD Shares. The Preferred Shares are not listed on any securities exchange, and there is no established trading market for the Preferred Shares.

  The Offer is being made to all Preferred Shareholders of MuniMae and is not conditioned upon any minimum number of Preferred Shares being tendered. If the number of Preferred Shares properly tendered prior to the Expiration Date and not withdrawn is less than or equal to the Designated Number (or such greater number of Preferred Shares as MuniMae may elect to purchase pursuant to its Offer), MuniMae will, upon the terms and subject to the conditions of its Offer, purchase at 80% of their September 30, 1997 book value, all Preferred Shares so tendered. If more than the Designated Number are duly tendered prior to the Expiration Date and not withdrawn, subject to the condition that there have been no changes in the factors originally considered by MuniMae when it determined to make the Offer, MuniMae will either (1) extend the Offer period, if necessary, and increase the number of Preferred Shares that MuniMae is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Preferred Shares tendered as well as any Preferred Shares tendered during the extended Offer period or
(2) purchase the Designated Number (or such larger number of Preferred Shares sought) of the Preferred Shares tendered on a pro rata basis.

  MuniMae reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which its Offer is open. There can be no assurance, however, that MuniMae will exercise its right to extend. If MuniMae decides, in its sole discretion, to increase (except for any increase not in excess of 2% of each class of outstanding
Preferred Shares) or decrease the number of Preferred Shares being sought and, at the time that notice of such increase or decrease is first published, sent or given to Preferred Shareholders in the manner specified below, its Offer is scheduled to expire at any time earlier than the tenth business day from the date that such notice is first so published, sent or given, the Offer will be extended at least until the end of such ten business day period.

  If the Preferred Shares to be tendered are registered in the Preferred Shareholder's name and the necessary documents will be completed and transmitted to MuniMae's transfer agent (the "Transfer Agent") by the Preferred Shareholder, the procedure for tendering Preferred Shares for purchase pursuant to the Offer is set forth in the Letter of Transmittal, the provisions of which are incorporated herein by reference.

  The address of MuniMae's transfer agent is:

                 Registrar and Transfer Company
                       10 Commerce Drive
                  Cranford, New Jersey  07016
                        (800) 368-5948

  Some Preferred Shareholders have their Preferred Shares held by
Registrar and Transfer Company on their behalf. Such shareholders should not complete the Letter of Transmittal. Rather, they must contract Registrar and Transfer Company prior to the expiration of the Offer and direct it to tender their Preferred Shares on their behalf. Similarly, a Letter of Transmittal is not required if a Preferred Shareholder has its Preferred Shares registered in the name of someone else (for example, with a bank, broker or trustee). Such Preferred Shareholders must direct the entity holding their Preferred Shares to tender such shares on their behalf. That entity must then contact the Transfer Agent prior to the expiration of the Offer to tender the Preferred Shares.

  MuniMae has been advised that none of its directors, officers or affiliates intends to tender any Preferred Shares pursuant to its Offer.

     2.  Proration of Tendered Shares.   With respect to each class of
Preferred Shares, if more than the Designated Number of Preferred
Shares are tendered pursuant to the Offer, MuniMae will purchase the Designated Number from tendering shareholders of each class of Preferred Shares (with adjustments to avoid fractional shares), pro rata in proportion to the number of shares of such class tendered by each shareholder as compared to the total number of shares of that class duly tendered in the Offer.

     3. Purpose of the Offer. MuniMae has learned that an unaffiliated third party, Sierra Fund 3, has made a tender offer to Preferred
Shareholders (the "Sierra Offer"). The Sierra Offer is for 4.9% of the outstanding shares of each class of Preferred Shares. The Sierra Offer is at prices ranging from between 50% to 60% of the September 30, 1997 book value of each class.

  MuniMae recognizes that there may be Preferred Shareholders who desire liquidity. Accordingly, MuniMae has determined to offer 80% of the September 30, 1997 book value of each class so that Preferred Shareholders who decide to liquidate their Preferred Shares will be able to do so at a higher price. MuniMae does not currently believe that there is or is likely to be an active secondary market for the Preferred Shares.

     4. Certain Important Considerations. All Preferred Shareholders who are considering tendering their Preferred Shares in this Offer, or in any third party offer, should carefully consider the following.

  A. Loss of Current Income. Accepting any such tender offer would result in the loss of the tax-exempt distributions from the operations of the properties which underlie the Preferred Shares. These distributions are paid quarterly in February, May, August and November. Based on the most recent distribution on November 3, 1997, the Preferred Shares are paying annualized distributions per share of Series I Preferred Shares, $54.00; Series II Preferred Shares, $61.40; Series I Preferred CD Shares, $44.00; Series II Preferred Shares, $50.00. Although no assurances can be made, MuniMae expects to continue making distributions in the future with respect to its Preferred Shares.

  On November 3, 1997, MuniMae made the following quarterly per share distributions with respect to each class of Preferred Shares: Series I Preferred Shares, $13.50; Series II Preferred Shares, $15.35; Series I Preferred CD Shares, $11.00; Series II Preferred Shares, $12.50.

  B.  Relinquishing Right to Convert Preferred Shares.  Preferred
Shareholders will be permitted to convert their Preferred Shares to either MuniMae Growth Shares (traded on the American Stock Exchange) or cash, once every two years beginning in June 2004, based upon the Preferred Shares' book value at the time. The details of the conversion are described in Section 5.1(b) of MuniMae's Operating Agreement.
There can be no assurances that any such conversion would occur at a book value higher than any current offer. In accepting any tender offer, a Preferred Shareholder would give up the right to such conversion.

  C. Relinquishing Right to Future Cash Redemptions. Upon the occurrence of a "Redemption Event," which refers to the sale or repayment of a SCATEF asset (as defined in the Operating Agreement) or receiving a par value appraisal for an asset allocated to a class of Preferred Shares, the class would begin to be redeemed. If a redemption occurs, the Preferred Shareholder would be entitled to a cash distribution. There can be no assurance that such distribution would be higher than any current offer. By accepting an offer, however, a Preferred Shareholder would lose eligibility to receive any potential future cash redemptions. The redemption of Preferred Shares in fully described in the Section 5.2 of MuniMae's Operating Agreement.

     5. Source and Amount of Funds. Purchasing all the Preferred Shares pursuant to this Offer will cost MuniMae $4,211,517. MuniMae will pay for the Preferred Shares it acquires by utilizing its working capital.

     6. Certain Effects of the Offer. The acquisition of Preferred Shares will decrease MuniMae's total assets. All Preferred Shares purchased pursuant to the Offer will be retired and cancelled.

  MuniMae has no present plans or proposals which relate to or would result in any extraordinary corporate transaction, such as: a merger, reorganization, or liquidation, involving MuniMae; a sale or transfer of a material amount of assets of MuniMae; any material changes in MuniMae's present capitalization (except as resulting from the Offer (although MuniMae may seek to raise additional capital from time to time)); any material change in MuniMae's present distribution policies; or any other material change in MuniMae's corporate structure or business.

     7. Procedures for Tendering the Preferred Shares. The tender of the Preferred Shares pursuant to any of the procedures set forth in this Offer to Purchase and in the Letter of Transmittal will constitute a binding agreement between the tendering Preferred Shareholder and MuniMae upon the terms and subject to the conditions of the Offer. The tender of the Preferred Shares will constitute an agreement to deliver good and marketable title to all tendered Preferred Shares prior to the Expiration Date free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

  Each record Preferred Shareholder must complete and sign the Letter of Transmittal, and mail or deliver such Letter of Transmittal, and any other documents required by the Letter of Transmittal, together with certificate(s) representing all tendered Preferred Shares, to MuniMae's Transfer Agent, at its address set forth in the Letter of Transmittal.

  Signatures on the Letter of Transmittal may be required to be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.; a commercial bank or trust company having an office, branch or agency in the United States; or other Eligible Guarantor Institution as defined in Rule 17 Ad - 15(a)(2) under the Exchange Act.

  No alternative, conditional, irregular or contingent tenders will be accepted (unless waived). By executing a Letter of Transmittal, each tendering Preferred Shareholder waives any right to receive any notice of the acceptance for purchase of its Preferred Shares.

       A. Lost or Missing Certificates. If a record Preferred Shareholder desires to tender Preferred Shares pursuant to the Offer, but the certificates representing such Preferred Shares have been mutilated, lost, stolen or destroyed, such Preferred Shareholder should write to or telephone the Transfer Agent about procedures for obtaining replacement certificates representing such Preferred Shares, arranging for indemnification or about any other matter which requires handling by the Transfer Agent or MuniMae.

       B. Effect of Letter of Transmittal. Subject to and effective upon the acceptance for purchase of and payment for Preferred Shares tendered thereby, by executing and delivering a Letter of Transmittal a tendering Preferred Shareholder (i) irrevocably sells, assigns and transfers to MuniMae, all right, title and interest in and to all the Preferred Shares tendered thereby and (ii) waives any and all rights with respect to the Preferred Shares, (iii) releases and discharges MuniMae and the Transfer Agent from any and all claims such Preferred Shareholder may have now, or may have in the future arising out of, or related to, the Preferred Shares and (iv) irrevocably constitutes and appoints the Transfer Agent the true and lawful agent and attorney-in-fact of such Preferred
Shareholder with respect to any such tendered Preferred Shares, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power).

  Preferred Shareholders who have their Preferred Shares registered in the name of someone else (for example, with a bank, broker or trustee) must direct the entity holding their Preferred Shares to tender such shares on their behalf. That entity must then contact the Transfer Agent prior to the expiration of the Offer to tender the Preferred Shares.

     8. Tax Consequences. The following discussion is a general summary of the federal income tax consequences of a tender of Preferred Shares pursuant to the Offer. The summary is based on current law, which could be amended retroactively. The summary does not discuss state, local, or foreign tax considerations, and does not discuss all aspects of federal income tax law that could be relevant to a Preferred Shareholder in view of the Preferred Shareholder's particular status or circumstances. The summary assumes that a Preferred Shareholder holds shares as capital assets. Preferred Shareholders are urged to consult their own tax advisors concerning the tax consequences of a tender of Preferred Shares.

  MuniMae is classified as a partnership for federal income tax purposes in which each Preferred Shareholder is a partner. When MuniMae pays cash to a Preferred Shareholder for the shareholder's Preferred Shares, the payment will be treated as a distribution from a partnership to a partner.

  Generally, a distribution of cash by a partnership to a partner is not taxable, but is applied to reduce the partner's basis in its partner interest. The Preferred Shares held by a Preferred Shareholder are treated as a single partner interest in which the Preferred Shareholder has a single tax basis even if the Preferred Shareholder acquired different Preferred
Shares at different times. If the amount of cash paid by MuniMae to a Preferred Shareholder for some or all of its Preferred Shares does not exceed the Preferred Shareholder's basis in all Preferred Shares held immediately before the distribution, the distribution will not result in the shareholder's recognition of gain.

  If the amount of cash paid by MuniMae for the Preferred Shares exceeds the Preferred Shareholder's basis in all of its Preferred Shares immediately before the distribution, the Preferred Shareholder will recognize capital gain in the amount of the excess.

  If a Preferred Shareholder's basis in all of its Preferred Shares exceeds the amount of cash paid by MuniMae for the shareholder's Preferred
Shares immediately before the payment, the shareholder will recognize a capital loss in the amount of the excess if, and only if, all of the Preferred Shares held by the Preferred Shareholder are acquired by MuniMae as a result of the distribution.

  Notwithstanding the general rules described above, a Preferred Shareholder could recognize some ordinary income upon a payment by MuniMae for the shareholder's Preferred Shares to the extent MuniMae had unrealized receivables (e.g., accrued but unrecognized market discount). MuniMae has only de minimis amounts of unrealized receivables. Thus, potential for ordinary income recognition should be minimal.

     9. Withdrawal Rights. Tenders made pursuant to the Offer will be irrevocable. However, Preferred Shareholders may withdraw Preferred Shares tendered at any time up to the Expiration Date and, if the Preferred Shares have not yet been accepted for payment by MuniMae, at any time after the expiration of 40 Business Days following, and including, the Commencement Date. Business Day means any day, other than Saturday, Sunday, or a Federal holiday. Preferred Shareholders who wish to withdraw their tender must contact the Transfer Agent on or before the Expiration Date.

  A Preferred Shareholder may withdraw its tender of Preferred Shares, prior to the Expiration Date, by delivering to the Transfer Agent by mail, hand delivery or facsimile transmission a notice of withdrawal. Any such notice of withdrawal must (i) specify the name of the person who tendered the Preferred Shares to be withdrawn; (ii) contain a description of the Preferred Shares to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Preferred Shares and (iii) be signed by the Preferred Shareholder of such Preferred Shares in the same manner as the original signature on the Letter of Transmittal by which such Preferred Shares were tendered (including any required signature guarantees), or be accompanied by (x) documents of transfer in a form acceptable to MuniMae, in its sole discretion and (y) a properly completed irrevocable proxy that authorized such person to effect such revocation on behalf of such Preferred Shareholder.

  Preferred Shareholders who have their Preferred Shares registered in the name of someone else (for example, with Registrar and Transfer Company, a bank, broker or trustee) and who directed that entity to tender their Preferred Shares must contact that entity and instruct it to withdraw the Preferred Shareholder's shares. That entity must deliver to the Transfer Agent by mail, hand delivery or facsimile transmission a notice of withdrawal specifying the name of the person who tendered the Preferred Shares to be withdrawn and a description of the Preferred Shares to be withdrawn. Such a notice must be received by the Transfer Agent on or before the Expiration Date.

     10. Extension of Tender Period; Termination; Amendment. MuniMae reserves the right, at any time and from time to time, to extend the period of time during which its Offer is pending by making a public announcement thereof. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. MuniMae also reserves the right, at any time and from time to time up to and including the Expiration Date, to (a) terminate its Offer and not to purchase or pay for any Shares, and (b) amend the Offer in any respect.

                     SELECTED FINANCIAL INFORMATION

  The following table presents selected historical financial data for MuniMae for the periods indicated. The financial data has been derived from MuniMae's financial statements for such periods. The financial data for the year ended December 31, 1996 was derived from MuniMae's audited financial statements. The other financial data is unaudited, but in the opinion of MuniMae reflect all adjustments necessary for a fair presentation of such data. The data should be read in conjunction with the financial statements, related notes and other financial information of MuniMae incorporated by reference in this Offer to Purchase. See
"Available Information."


(In thousands except per share and ratio data)

                              December 31,   September 30,   September 30,
                                  1996           1997            1996
Income Statement:
 Net operating revenues
   and revenue                 $ 18,670        $ 16,349          $13,774
 Income before
   extraordinary items           10,868          13,908            6,789
 Net income                      10,868          13,908            6,789

Balance Sheet:
 Working capital                 27,204           8,688           50,425
 Total assets                   230,277         233,532          225,169
 Total indebtedness               9,294           1,927            1,018
 Shareholders' equity          $220,983        $231,605         $224,151


Net Income per Share Subsequent
to the Merger on July 31, 1996:

 Series I Preferred Shares       $22.84         $41.99           $10.19
 Series II Preferred Shares       27.24          47.96            11.14
 Series I Preferred CD Shares     18.86          33.99             8.70
 Series II Preferred CD Shares   $21.53         $36.56           $ 8.92

Ratio of Earnings to Fixed Charges  2.9            5.7              2.3

Book Value per Share:
 Series I Preferred Shares      $710.78        $741.79          $728.16
 Series II Preferred Shares      863.02         889.72           875.05
 Series I Preferred CD Shares    533.31         560.97           548.45
 Series II Preferred CD Shares  $612.37        $633.34          $622.28

                       THE TRANSFER AGENT

  The Transfer Agent for the Offer is Registrar and Transfer Company. All deliveries, correspondence and questions sent or presented to the Transfer Agent relating to the Offer should be directed to the Transfer Agent at the address or telephone number set forth above. Requests for information or additional copies of the Offer to Purchase and the Letter of Transmittal should be directed to the Transfer Agent.

  MuniMae will pay the Transfer Agent reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for reasonable out-of-pocket expenses.

  Brokers, dealers, commercial banks and trust companies will be reimbursed by MuniMae for customary mailing and handling expenses incurred by them in forwarding material to their customers.

                                                  Exhibit 99(a)(2)


                       LETTER OF TRANSMITTAL

            To Be Used* To Tender Preferred Shares of

                MUNICIPAL MORTGAGE AND EQUITY, L.L.C.
                            ("MuniMae")

                Pursuant to the Offer to Purchase
                    Dated November 26, 1997

               THE EXPIRATION DATE AND THE WITHDRAWAL
            DEADLINE IS 12:00 MIDNIGHT, EASTERN TIME, ON
                 DECEMBER 26, 1997, UNLESS EXTENDED

Please complete and mail this Letter of Transmittal to MuniMae's transfer agent (the "Transfer Agent") at the following address:

                 Registrar and Transfer Company
                       10 Commerce Drive
                  Cranford, New Jersey  07016
                       (800) 368-5948

Delivery to an address other than that shown above does not constitute valid delivery.

* This Letter of Transmittal is to be used only if the Preferred Shares to be tendered are registered in the Preferred Shareholder's name and the necessary documents will be transmitted to the Transfer Agent at the address listed above. Do not use this form if Registrar and Transfer Company holds your Preferred Shares on your behalf. If it does, you should contact Registrar and Transfer Company and direct it to tender your Preferred Shares on your behalf. In addition, do not use this form if a bank, broker, dealer or other selling group member is effecting the transaction for the Preferred Shareholder. If your Preferred Shares are held in the name of a bank, broker, dealer, trustee or other entity, contact that entity and direct it to tender to the Transfer Agent the Preferred Shares on your behalf.

              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Questions and requests for further assistance may be directed to:
Derek Cole, Investor Relations, at 1-888-788-3863.

                   GENERAL INSTRUCTIONS

1.  Delivery of Letter of Transmittal and Certificates

  A properly completed and duly executed Letter of Transmittal, together with certificates for any tendered Preferred Shares held in certificate form, should be mailed or delivered to the Transfer Agent at the address shown on the front of this Letter. All documents must be received by the Transfer Agent on or prior to the Expiration Date (as defined in the Offer to Purchase). Delivery to an address other than that shown does not constitute valid delivery. The method of delivery of all documents, including certificates for Preferred Shares, is at the election and risk of the Preferred Shareholder making the tender. MuniMae, in its sole discretion, may accept facsimiles of the Letter approved orally in advance. By using facsimiles, the tendering Preferred Shareholder (the "Tendering Shareholder") consents to their validity which is governed by Maryland law.

2.  Brokerage Fees and Transfer Taxes

  MuniMae will pay all brokerage fees, if any, associated with its purchase of the Preferred Shares. In addition, MuniMae will pay all taxes, if any, payable on the transfer of Preferred Shares purchased pursuant to the Offer. If, however, payment of the purchase price is to be made to other than the registered holder, the amount of transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

3.  Irregularities

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Preferred Shares will be determined by MuniMae, whose determination shall be final and binding. MuniMae reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for which would, in the opinion of MuniMae's counsel, be unlawful. MuniMae also reserves the absolute right to waive any of the conditions of its Offer or any defect in any tender with respect to any particular Preferred Shares or any particular Preferred Shareholder. MuniMae's interpretations of the terms and conditions of the Offer (including these instructions) will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as MuniMae shall determine. Tenders will not be deemed to have been made until all defects and irregularities have been cured or waived. Neither MuniMae, the Transfer Agent or any other person shall be obligated to give notice of defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

4.  Separate Accounts

  If the Preferred Shares tendered are registered in more than one account, please complete, sign and submit a separate Letter of Transmittal for each account.

5.  Additional Copies

  Additional copies of the Offer to Purchase and this Letter of Transmittal may be obtained by contacting Municipal Mortgage and Equity, L.L.C. at the telephone number shown below.

          ADDITIONAL TERMS AND CONDITIONS

  The Tendering Shareholder hereby sells to MuniMae all Preferred Shares tendered hereby that are purchased pursuant to the Offer and hereby irrevocably constitutes and appoints the Transfer Agent as attorney in fact of the Tendering Shareholder, with full power of substitution
(such power of attorney being deemed to be an irrevocable power coupled with an interest), to present such Preferred Shares and any share certificates for any cancellation of such Preferred Shares on MuniMae's books.

  The Tendering Shareholder hereby warrants that the Tendering
Shareholder has full authority to sell the Preferred Shares tendered hereby and that MuniMae will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the Tendering Shareholder will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

  The Tendering Shareholder recognizes that, under certain circumstances set forth in the Offer to Purchase, MuniMae may not be required to purchase any of the Preferred Shares tendered hereby. In that event, the Tendering Shareholder understands that certificate(s) for any Preferred Shares not purchased will be deposited and held in unissued form in the Tendering Shareholder's account at MuniMae unless specifically requested otherwise. The Tendering Shareholder recognizes that MuniMae does not have an obligation, pursuant to the Special
Payment and Delivery Instructions, to transfer any Preferred Shares from the name of the registered holder thereof if MuniMae purchases none of the Preferred Shares originally tendered.

  The check for the purchase price of the tendered Preferred Shares purchased will be issued to the order of the Tendering Shareholder and mailed to the address of record, unless otherwise indicated under Special Payment and Delivery Instructions.

  All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the Tendering Shareholder and all obligations of the Tendering Shareholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the Tendering Shareholder. Except as stated in the Offer, this tender is irrevocable.

Questions and requests for further assistance may be directed to Derek Cole, Investor Relations, at 1-888-788-3863.

                             TENDER

  The undersigned Preferred Shareholder (the "Tendering Shareholder") hereby tenders the Preferred Shares designated below at the price described in the Offer to Purchase on the Expiration Date (as defined in the Offer to Purchase) in cash upon the terms and conditions set forth in the Offer to Purchase, dated November 26, 1997, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").


A.     Description of Preferred Shares Tendered
  (Check each one that is applicable):

       [  ] Series I Preferred Shares

       [  ] Series II Preferred Shares

       [  ] Series I Preferred CD Shares

       [  ] Series II Preferred CD Shares


B.     Name(s) of Registered Holder(s) of the Preferred Shares
  (Please fill in exactly as Preferred Shares are registered)

_________________________________________________________________

_________________________________________________________________

_________________________________________________________________

_________________________________________________________________

                           Please print

Account number________________________


Please provide your daytime telephone number:

                                   __________________________
                                     Please include area code

C.     Preferred Shares Tendered

Check all that are applicable:


[    ] Partial Tender - only the number of Preferred Shares entered are to be tendered.

         ____________  Series I Preferred Shares
         ____________  Series II Preferred Shares
         ____________  Series I Preferred CD Shares
         ____________  Series II Preferred CD Shares


[    ] Complete Tender - all Preferred Shares are to be tendered.

         ____________  Series I Preferred Shares
         ____________  Series II Preferred Shares
         ____________  Series I Preferred CD Shares
         ____________  Series II Preferred CD Shares


Note:  (1)  Any Preferred Shares represented by certificates which are not delivered will be excluded from Preferred Shares tendered. If not specified above as either a partial or complete tender, only Preferred Shares represented by certificates delivered are deemed to have been tendered.

      (2) If desired, you may tender all Preferred Shares of one or more classes and do a partial tender for any other classes of Preferred Shares.


Certificates - The following certificates are enclosed herewith:  (If
               forwarded separately, check here [     ].)

Class of Preferred    Certificate  Issue  Number of shares    Number of shares
Shares                Number       Date   On Certificate      Tendered

__________________    __________   ____   _______________     ________________

__________________    __________   ____   _______________     ________________

__________________    __________   ____   _______________     ________________

__________________    __________   ____   _______________     ________________



Note: Certificates will be deposited to your account when delivered. Any balance of Preferred Shares remaining after the Expiration Date will be held in your account in unissued form unless you specifically request otherwise.

D.     Taxpayer Identification


_________________________________________________

Taxpayer Identification Number (TIN) Certification

[            ]   Enter your TIN (Social Security number of individuals or
                 Employer I.D. number of entities, including corporations, partnerships, estates and trusts.)

(1) The number shown on this form or currently shown on my account is my correct taxpayer identification number, and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions - You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of under-reporting interest or dividends on your tax return.

     In signing this letter, I certify under penalties of perjury that the information provided in this section is true, correct and complete.


E.     Special Payment and Delivery Instructions

  The check and any certificates requested for remaining Preferred
Shares will be issued in the name of the registered Preferred Shareholder and mailed to the address of record unless alternative instructions are authorized in this section.


____________________________________________________________

____________________________________________________________

_____________________________________________________________





[    ] Check this box if Preferred Shares are tendered within one year following the date of death of the Preferred Shareholder in whose name the tendered Preferred Shares are registered.
       A certified copy of the Preferred Shareholder's death certificate must be enclosed herewith.

F.     Signature(s) and Signature(s) Guarantee


Instructions:


  If this Letter of Transmittal is signed by the registered holder(s) of the Preferred Shares tendered, the signature(s) below must correspond exactly with the name(s) in which the Preferred Shares are registered.

  If the Preferred Shares are held of record by two or more joint holders, all such holders must sign below.

  If Preferred Shares are held of record by an IRA account, this Letter of Transmittal must be signed by an authorized official of the Custodian of the IRA.

  If this Letter of Transmittal or any certificates or authorizations are signed by trustees, executors, administrators, guardians, attorneys in fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and must submit proper evidence satisfactory to MuniMae of their authority to so act.

  All signatures must be guaranteed unless all of the following conditions apply:

  (1) This Letter of Transmittal is signed by the registered holder(s) of the Preferred Shares;
  (2)  There is no change of registration of any remaining Preferred
       Shares; and
  (3) The payment of the tender offer proceeds and certificates for any remaining Preferred Shares are to be sent to the registered owner of the Preferred Shares.


  In all other cases, all signatures on this Letter of Transmittal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.; a commercial bank or trust company having an office, branch or agency in the United States; or other Eligible Guarantor Institution as defined in Rule 17 Ad - 15(a)(2) under the Securities and Exchange Act of 1934.

  The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid back-up withholding.

_______________________________________________________

_______________________________________________________



      Signature(s) of owner(s) - EXACTLY as registered on the certificates of Preferred Shares

                                  Date __________________

Signature(s) Guaranteed by: